March 20, 2009

by fax (703) 813-6939

United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Attention: Kathryn Jacobson, Senior Staff Accountant

Dear Mrs. Jacobson:

Re: Stream Communications Network & Media Inc. (the "Company")
Form 20-F for Fiscal Year Ended December 31, 2007
Filed August 21, 2008 File No. 0-30942

In connection with the response by the Company to comments from the United States Securities and Exchange Commission (the "Commission") with respect to the Company's Form 20-F for the Fiscal Year Ended December 31, 2007 (the "Filing") as initially set out in a letter dated December 23, 2008, the Company confirms as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  the comments of the staff of the Commission (the "Staff") or changes to disclosure in response to Staff comments do not foreclosure the Commission from taking any action with respect to the Filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above is adequate for your purposes.

Stream Communications Network & Media Inc.

Per:          "Michael Mazurek"